Term Sheet No. J15 To the Prospectus dated March 29, 2007, Prospectus Supplement dated March 24, 2008, Underlying Supplement dated August 13, 2008 and Product Supplement dated July 15, 2008	Filed Pursuant to Rule 433 Registration No. 333-132936-14 September 12, 2008
Credit Suisse
Structured Investments	Credit Suisse $ Return Enhanced Notes Linked to the Dow Jones EURO Stoxx 50® Index and the Euro-U.S. Dollar Spot Rate due December 17, 2008
General
•
The notes are designed for investors who seek a return of 3 times the appreciation of the Dow Jones EURO STOXX 50® Index multiplied by the performance of the Euro against the U.S. Dollar up to a Maximum Return on the notes of 10.44% at maturity.  Investors should be willing to forgo interest and dividend payments and, if the Index declines and/or the Euro depreciates relative to the U.S. Dollar, be willing to lose some or all of their investment.

•	Senior unsecured obligations of Credit Suisse, acting through its Nassau Branch, maturing December 17, 2008†.
•	Minimum purchase of $20,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
•	The notes are expected to price on or about September 12, 2008 and are expected to settle on or about September 17, 2008.
Key Terms
Issuer:	Credit Suisse, acting through its Nassau Branch (Standard & Poor’s AA-, Moody’s Aa1)††
Index:	The Dow Jones EURO STOXX 50® Index (the “Index”). For more information on the Dow Jones EURO STOXX 50® Index see “The Dow Jones EURO STOXX 50® Index” in the accompanying underlying supplement.
Currency of the Issue:	United States Dollars
Upside Leverage Factor:	3
Payment at Maturity:
If the Index Return multiplied by the Currency Return is greater than one, you will receive a cash payment per $1,000 principal amount of notes, calculated as follows, subject to the Maximum Return on the notes:

$1,000 x [1 + (Index Return x Currency Return – 1) x Upside Leverage Factor],

For example, if the Index Return multiplied by the Currency Return is equal to or more than 1.0348, you will receive the Maximum Return of 10.44%*.
* The actual Maximum Return on the notes will be set on the pricing date and will not be less than 10.44%.

If the Index Return multiplied by the Currency Return is equal to one, you will receive a cash payment of $1,000 per $1,000 principal of notes.
If the Index Return Multiplied by the Currency Return is less than one, you will receive a cash payment per $1,000 principal amount of notes, calculated as follows.
$1,000 x [1 + (Index Return x Currency Return – 1)]

Your investment will be fully exposed to any decline in the Final Index Level as compared to the Initial Index Level and to any depreciation of the Euro relative to the U.S. Dollar. You will lose some or all of your investment at maturity if the Index Return multiplied by the Currency Return is less than one.

Index Return:	The performance of the Index from the Initial Index Level to the Final Index Level, calculated as follows:
Final Index Level
Initial Index Level
Initial Index Level:	The Index closing level on the pricing date.
Final Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates.
Currency Return:	The performance of Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:
Final Spot Rate
Initial Spot Rate
Spot Rate:	The official MID WM Reuters fixing at 4 pm London time, expressed as the number of U.S. dollars per one euro.
Initial Spot Rate:	The Spot Rate on the Pricing Date.
Final Spot Rate:	The Spot Rate on the Final Valuation Date.
Averaging Dates†:	December 8, 2008, December 9, 2008, December 10, 2008, December 11, 2008 and December 12, 2008 (each a “Valuation Date”)
Final Averaging Date†:	December 12, 2008
Maturity Date†:	December 17, 2008
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22546EDW1
† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”
†† A credit rating is not a recommendation to buy, sell, or hold the notes, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued by Credit Suisse, does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.
Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement and page IS-2 of the accompany underlying supplement and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.
Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling 1-800-584-6837.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000	$3.50	$996.50
Total	$	$	$
(1) Certain fiduciary accounts will pay a purchase price of $996.50 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. JPMorgan Chase Bank, N.A. will forego fees for sales to fiduciary accounts. JPMSI will receive a fee from Credit Suisse or one of our affiliates of 0.35% of the principal amount of the notes. Please see “Supplemental Plan of Distribution” in this term sheet for information about fees.
The notes are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.
JPMorgan
Placement Agent
September 12, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated March 29, 2007, as supplemented by the prospectus supplement dated March 24, 2008, the product supplement dated July 15, 2008 and the underlying supplement dated August 13, 2008, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated March 29, 2007:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908007941/a2186710z424b2.htm

•	Prospectus supplement dated March 24, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908003313/a2184026z424b2.htm

•	Product supplement dated July 15, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908008181/a2186663z424b2.htm

•	Underlying supplement dated August 13, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908009305/a2187063z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ refers to Credit Suisse.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following scenarios illustrate the payment at maturity for a $1,000 principal amount note for a hypothetical range of performance for the Index and the Euro-U.S. Dollar exchange rate and assumes an Initial Index Level of 3,222, an Initial Spot Rate of 1.4 and a Maximum Return of 10.44%.  The actual Initial Index Level, Initial Spot Rate and Maximum Return will be determined on the Pricing Date. The Index Returns and Currency Returns set forth below are expressed as percentages. The “Notes Return” column below reflects the Upside Leverage Factor and the Maximum Return. The following results are based on the assumptions stated above. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following scenarios and described above have been rounded for ease of analysis.

Scenario 1: The Euro appreciates relative to the U.S. dollar, such that the Final Spot Rate is 1.5, which produces to a Currency Return of 107.14%.  In this scenario, any depreciation in the Index will be partially offset by and any appreciation in the Index will be enhanced by the appreciation in the Euro-U.S. Dollar exchange rate as illustrated in the table below."

Invested Principal	Final Index Level	Index Return	Currency Return	Index Return x Currency Return	Notes Return	Payment at Maturity
$1,000.00	1,611.00	50.00%	107.14%	53.57%	-46.43%	$535.71
$1,000.00	1,933.20	60.00%	107.14%	64.29%	-35.71%	$642.86
$1,000.00	2,255.40	70.00%	107.14%	75.00%	-25.00%	$750.00
$1,000.00	2,577.60	80.00%	107.14%	85.71%	-14.29%	$857.14
$1,000.00	2,899.80	90.00%	107.14%	96.43%	-3.57%	$964.29
$1,000.00	3,222.00	100.00%	107.14%	107.14%	10.44%	$1,104.40
$1,000.00	3,254.22	101.00%	107.14%	108.21%	10.44%	$1,104.40
$1,000.00	3,270.33	101.50%	107.14%	108.75%	10.44%	$1,104.40
$1,000.00	3,318.66	103.00%	107.14%	110.36%	10.44%	$1,104.40
$1,000.00	3,479.76	108.00%	107.14%	115.71%	10.44%	$1,104.40
$1,000.00	3,544.20	110.00%	107.14%	117.86%	10.44%	$1,104.40

Scenario 2: The Euro depreciates relative to the U.S. dollar, such that the Final Spot Rate is 1.3, which produces a Currency Return of 92.86%.  In this scenario, any appreciation in the Index will be partially offset by and any depreciation in the Index will be magnified by the depreciation in the Euro-U.S. Dollar exchange rate as illustrated in the table below.

Invested Principal	Final Index Level	Index Return	Currency Return	Index Return x Currency Return	Notes Return	Payment at Maturity
$1,000.00	1,611.00	50.00%	92.86%	46.43%	-53.57%	$464.29
$1,000.00	1,933.20	60.00%	92.86%	55.71%	-44.29%	$557.14
$1,000.00	2,255.40	70.00%	92.86%	65.00%	-35.00%	$650.00
$1,000.00	2,577.60	80.00%	92.86%	74.29%	-25.71%	$742.86
$1,000.00	2,899.80	90.00%	92.86%	83.57%	-16.43%	$835.71
$1,000.00	3,222.00	100.00%	92.86%	92.86%	-7.14%	$928.57
$1,000.00	3,254.22	101.00%	92.86%	93.79%	-6.21%	$937.86
$1,000.00	3,383.10	105.00%	92.86%	97.50%	-2.50%	$975.00
$1,000.00	3,544.20	110.00%	92.86%	102.14%	6.43%	$1,064.29
$1,000.00	3,705.30	115.00%	92.86%	106.79%	10.44%	$1,104.40
$1,000.00	3,866.40	120.00%	92.86%	111.43%	10.44%	$1,104.40

Scenario 3: The Euro-U.S. Dollar exchange rate remains constant at 1.4, which corresponds to a Currency Return of 100%.  In this scenario, the Currency Return will have no impact on the payment you receive at maturity, which will depend solely on the level of the Index at maturity (subject to the Maximum Return), as illustrated in the table below.

Invested Principal	Final Index Level	Index Return	Currency Return	Index Return x Currency Return	Notes Return	Payment at Maturity
$1,000.00	1,611.00	50.00%	100.00%	50.00%	-50.00%	$500.00
$1,000.00	1,933.20	60.00%	100.00%	60.00%	-40.00%	$600.00
$1,000.00	2,255.40	70.00%	100.00%	70.00%	-30.00%	$700.00
$1,000.00	2,577.60	80.00%	100.00%	80.00%	-20.00%	$800.00
$1,000.00	2,899.80	90.00%	100.00%	90.00%	-10.00%	$900.00
$1,000.00	3,222.00	100.00%	100.00%	100.00%	0.00%	$1,000.00
$1,000.00	3,254.22	101.00%	100.00%	101.00%	3.00%	$1,030.00
$1,000.00	3,270.33	101.50%	100.00%	101.50%	4.50%	$1,045.00
$1,000.00	3,318.66	103.00%	100.00%	103.00%	9.00%	$1,090.00
$1,000.00	3,479.76	108.00%	100.00%	108.00%	10.44%	$1,104.40
$1,000.00	3,544.20	110.00%	100.00%	110.00%	10.44%	$1,104.40

Selected Purchase Considerations

•
APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying the product of any appreciation of the Index and any appreciation of the Euro relative to the U.S. Dollar by 3, up to the Maximum Return on the notes of 10.44%, or $1,104.40 for every $1,000 principal amount of notes.  The actual Maximum Return on the notes will be set on the pricing date and will not be less than 10.44%.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS — Please refer to ‘‘Certain U.S. Federal Income Tax Considerations’’ in this term sheet for a discussion of certain U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Index and the Euro relative to the U.S. Dollar and will depend on whether, and the extent to which, the Index Return multiplied by the Currency Return is greater than or less than one.  Your investment will be fully exposed to any decline in the Final Index Level as compared to the Initial Index Level and to any depreciation of the Euro relative to the U.S. Dollar.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Index Return multiplied by the Currency Return is greater than one, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index and/or the appreciation of the Euro relative to the U.S. Dollar, which may be significant.  We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 10.44%.

•
CHANGES IN THE LEVELS OF THE INDEX AND EURO-U.S. DOLLAR MAY OFFSET EACH OTHER — Movements in the level of the Index and Euro-U.S. Dollar exchange rate may not correlate with each other. The level of the Index and the Euro-U.S. Dollar exchange rate will determine the Index Return and the Currency Return, respectively. At a time when the value of one return increases, the value of the other return may not increase as much or may even decline. Therefore, in calculating the payment at maturity, one return may be moderated, or more than offset, by the other return.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of your initial investment at maturity.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which Credit Suisse (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Dow Jones EURO STOXX 50® Index would have.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK -- Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes.  The relative value of the U.S. Dollar and the Euro are at any moment a result of the supply and demand for such currencies.  Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or countries in which such currency is used, and economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments in the United States and the Eurozone countries and between each country and its major trading partners; and

•	the extent of governmental surplus or deficit in the United States and the Eurozone countries.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United States and Eurozone countries and those of other countries important to international trade and finance.

•
RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES INDEXED TO THE VALUE OF FOREIGN EQUITY SECURITIES — Investments in securities indexed to the value of foreign equity securities, such as the securities composing the Dow Jones EURO STOXX 50® Index, involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index and the Euro-U.S Dollar exchange rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the expected volatility of the Euro-U.S. Dollar exchange rate;

•	the time to maturity of the notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the pricing date and on the Valuation Dates could affect the value of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Dow Jones EURO STOXX 50® Index based on the weekly Index closing levels from January 2, 2003 through September 10, 2008 and the historical performance of the daily Euro-U.S. Dollar exchange rate from January 2, 2003 to September 10, 2008.  The Index closing level on September 10, 2008 was 3242.02. The Euro-U.S. Dollar exchange rate on September 10, 2008 was 1.3998. We obtained the Index closing levels and the Euro-U.S. Dollar exchange rate data below from Bloomberg Financial Markets, without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The price source for determining the Final Index Level will be the Bloomberg page “SX5E” or any successor page. The Euro-U.S. Dollar Spot Rate will be determined by reference to the official MID WM Reuters fixing rather than Bloomberg.

The historical levels of the Index and the Euro-U.S. Dollar exchange rate should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level or the Euro-U.S. Dollar exchange rate on any of the Valuation Dates.  We cannot give you assurance that the performance of the Index and/or the Euro-U.S. Dollar exchange rate will result in the return of any of your initial investment.

For more information on the Dow Jones EURO STOXX 50® Index see “The Dow Jones EURO STOXX 50® Index” in the accompanying underlying supplement.

Certain U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date of this term sheet, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as a prepaid forward contract, with respect to the Component Underlyings that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid forward contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute “contingent payment debt instruments” that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss. It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if

(a)
a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of less than one year, such gain or loss will be short-term capital gain or loss.

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of less than one year, such gain or loss will be short-term capital gain or loss.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a “Non-U.S. Holder”), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on whether (a) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (b) income and gain on such an instrument should be ordinary or capital, and (c) foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Forward Contracts

On December 19, 2007, Representative Richard Neal introduced a tax bill (the “Bill”) before the House Ways and Means Committee that would apply to “prepaid derivative contracts” acquired after the date of enactment of the Bill. The Bill, if enacted, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder’s tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms of distribution agreements with JPMSI and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMSI and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. JPMSI will receive a fee from Credit Suisse or one of our affiliates that will not exceed $3.50 per $1,000 principal amount of notes. JPMorgan Chase Bank, N.A. will forgo fees for sales to fiduciary accounts.